SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of February 2006

Commission File Number:  001-32229

Homex Development Corp.
(Translation of registrant’s name into English)

Andador Javier Mina 891-B
Colonia Centro Sinaloa
80200 Culiacán, Sinaloa, México

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F	☒	Form 40-F	☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	☐	No	☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-________________.

This report consists of a press release made by Homex Development Corp. with the Financial Results of Operations for the three months ended December 31, 2005 and 2004 and the twelve months ended December 31, 2005 and 2004. Attached hereto is a copy of the press release dated February 27, 2006.

Signature

          Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Homex Development Corp.

	By:	/s/ Mario Gonzalez

	Name:	Mario Gonzalez
	Title:	Chief Financial Officer

Date: February 27, 2006

Homex Reports Growth Over 40% in 4Q 2005

          CULIACAN, Mexico, Feb. 27 /PRNewswire-FirstCall/ -- Desarrolladora Homex, S.A. de C.V. (Homex or the Company) (NYSE: HXM; BMV: HOMEX) today announced results for the fourth quarter and full year ended December 31, 2005(1).

          Highlights

*	Total revenues increased 46.2% in the fourth quarter of 2005 to Ps.3.1 billion from Ps.2.1 billion in the fourth quarter of 2004. For the full year 2005, revenues were up 56.1% to Ps.8.6 billion.

*

The Company sold 11,224 homes during the fourth quarter, representing an increase of 50.5% over the same period of 2004. Affordable-entry units and middle-income units sold increased 51.4% and 45.0%, respectively, during the quarter. Homes sold during the full year 2005 totaled 31,759, a 50.9% increase over 2004.

*

Operating income increased 41.1% in the fourth quarter of 2005 to Ps.696.7 million from Ps.493.7 million in the fourth quarter of 2004. Operating margin was 22.2% in the fourth quarter of 2005. Operating income in full year 2005 reached Ps.1.9 billion, a 56.2% increase over 2004.

*	Homex launched new affordable entry-level developments in Acapulco in the state of Guerrero and Guadalajara in the state of Jalisco.

*	Homex announced the successful placement of US$250 Million in 10-year Senior Notes.

          “I am quite pleased with our achievements this quarter and for the year as a whole. The results reflect the opening of seven new middle-income projects over the past six months and the tremendous interest our sales team has generated in these communities,” noted Gerardo de Nicolas, Chief Executive Officer of Homex. “All of our operations, including those of Beta, are now running on a common technology platform with both the work flow and control systems fully in place. With this successful integration, Homex is ready to capitalize on synergies and show efficiency gains in 2006.”

(1)

Unless otherwise noted, all monetary figures are in Mexican pesos and restated as of December 31, 2005 in accordance with Mexican GAAP.  The symbols “Ps.” and “$” refer to Mexican pesos and “US$” refer to U.S. dollars. The fourth quarter and full year 2005 financial information is unaudited and is subject to adjustment.

Financial and Operating Highlights
Thousands of constant pesos as of December 31, 2005,
(unless otherwise indicated)

				Twelve Months

	4Q05	4Q04	% Chg.	2005	2004	% Chg.

Volume (Homes)	11,224	7,460	50.5%	31,759	21,053	50.9%
Revenues	$3,133,260	$2,142,476	46.2%	$8,571,368	$5,491,294	56.1%
Gross Profit	$964,403	$630,411	53.0%	$2,677,349	$1,667,722	60.5%
Operating Income	$696,702	$493,687	41.1%	$1,905,842	$1,219,820	56.2%
Net Interest Expense	$113,463	$27,373	314.5%	$316,361	$88,285	258.3%
Net Income	$336,771	$266,232	26.5%	$1,048,310	$730,228	43.6%
EBITDA (a)	$703,978	$495,882	42.0%	$1,983,372	$1,289,347	53.8%
Gross Margin	30.8%	29.4%		31.2%	30.4%
Operating Margin	22.2%	23.0%		22.2%	22.2%
EBITDA Margin	22.5%	23.1%		23.1%	23.5%
Earnings per share	$1.00	$0.85		$3.26	$2.59
Weighted avg. shares outstanding (MM)	335.9	313.9		321.2	282.0
Avg. accounts receivable (days)				199	166
Avg. inventory (w/o land) turnover (days)				68	58
Total accounts receivable plus inventory (days)				267	224

          (a)  EBITDA is defined as net income plus depreciation and amortization, net comprehensive financing cost, income tax expense and employee statutory profit sharing expense.  The following table sets forth a reconciliation of net income to EBITDA for the fourth quarter 2005 and 2004.

Reconciliation of net income (loss) to EBITDA derived from our Mexican GAAP financial information
(Thousands of constant pesos as of December 31, 2005)

	Three months ended December 31,

	2005	2004

Net Income (loss)	$336,771	$266,232
Depreciation	6,247	1,469
Net Comprehensive Financing Cost	215,893	85,468
Income Tax Expense	143,764	143,650
Minority Interest	1,303	-937
EBITDA	$703,978	$495,882

          Pro Forma Financial and Operating Highlights

          For the convenience of the reader, the Company is including a summary of pro forma financial highlights that incorporates three months of Beta’s results into 4Q04 and twelve months in year-end 2004 figures.

Pro Forma Financial and Operating Highlights
Thousands of constant pesos as of December 31, 2005,
(unless otherwise indicated)

				Twelve-Months

	4Q05	4Q04	% Chg.	2005	2004	% Chg.

Volume (Homes)	11,224	10,939	2.6%	37,605	32,996	14.0%
Revenues	$3,133,260	$2,886,461	8.6%	$9,814,823	$7,895,432	24.3%
Gross Profit	$964,403	$819,034	17.7%	$3,011,385	$2,302,559	30.8%
Operating Income	$696,702	$626,290	11.2%	$2,107,456	$1,656,780	27.2%
Net Interest Expense	$113,463	$40,347	181.2%	$361,186	$304,140	18.8%
Net Income	$336,771	$328,920	2.4%	$1,152,435	$867,830	32.8%
EBITDA	$703,978	$627,588	12.2%	$2,184,938	$1,727,755	26.5%
Gross Margin	30.8%	28.4%		30.7%	29.2%
Operating Margin	22.2%	21.7%		21.5%	21.0%
EBITDA Margin	22.5%	21.7%		22.3%	21.9%

          All pro forma financial information is unaudited and for the twelve-month period comparison may not be indicative of the results of operations that actually would have been achieved had Homex acquired Beta at the beginning of the period presented, and do not purport to be indicative of future results.

          Operating Results for the Three-month Period ended December 31, 2005

          The presentation of Homex results of operations in this press release includes the consolidated financial results of Controladora Casas Beta, S.A. de C.V. (Beta) from the date of the acquisition of Beta effective July 1, 2005.  The Company’s period-to-period financial results are not directly comparable as a result of the inclusion of Beta’s results of operations as of July 1, 2005.

          Homex operated in 26 cities and 17 states across Mexico as of December 31, 2005.

          Sales volumes for the three-month period ended December 31, 2005 totaled 11,224 homes, a 50.5% increase from the same period during the previous year. This was primarily driven by a 51.4% increase in affordable entry-level volumes, from 6,319 in the fourth quarter of 2004 to 9,570 in the fourth quarter of 2005, which incorporates units sold by the recently acquired Beta. 5,5The middle-income segment contributed sales of 1,654 homes in the quarter, representing a 45.0% increase over the 1,141 homes in the same period of the prior year. As a result of the Company’s effort to increase its presence in the middle-income market, the middle-income volumes as percentage of total volume more than doubled to 14.7% in the fourth quarter of 2005 from 6.5% in the third quarter of 2005.

          The average price during the fourth quarter for all homes sold was Ps.277 thousand. The average price for affordable entry-level houses decreased by 3.4% to Ps.224 thousand in the fourth quarter of 2005 from Ps.232 thousand in the comparable period of 2004. This decrease reflects a higher proportion of low-end products in the affordable entry-level mix as a result of the increased participation of the Beta’s State of Mexico operations in the product mix.  The average sales price for middle-income homes in the fourth quarter of 2005 was Ps.582 thousand, an 18.3% increase over the average in the fourth quarter of 2004. The average sales price for middle-income homes was slightly higher compared to that of the third quarter due to increased sales of higher priced homes in the fourth quarter of 2005.

          Mortgage financing: The Company continued to diversify the source of mortgage financing during the fourth quarter of 2005. By having a broad source of mortgages, Homex is able to secure financing for its clients more quickly and on better terms. As of December 31, 2005, the Company was securing mortgages from the Mexican Workers’ Housing Fund (INFONAVIT), the five largest Sofoles and three commercial banks for its middle-income customers.

Mortgage Financing by Segment

Number of Mortgages Financing Source	4Q 2005	% of Total	4Q 2004	% of Total

INFONAVIT	8,054	71.8%	3,411	45.7%
SHF & Banks	2,216	19.7%	3,670	49.2%
FOVISSSTE	954	8.5%	378	5.1%
Total	11,224	100%	7,460	100%

          During the fourth quarter of 2005, the Company focused its affordable entry-level operations through INFONAVIT, which represented 72% of the mortgages granted to Homex’s customers during the quarter. The competitive nature of INFONAVIT mortgages and the creation of new products resulted in an increased participation by INFONAVIT in the mix of mortgages for the Company’s customers during the quarter.

          New communities: During the fourth quarter of 2005, Homex continued with its strategy of maintaining a geographically diverse base of projects in medium size cities, while building its presence in the major metropolitan areas in Mexico.

          In the quarter, Homex initiated construction on two new affordable entry- level developments, one in Acapulco in the state of Guerrero and the other in Guadalajara in the state of Jalisco. The Company will continue to expand its presence in cities with the largest growth in homebuilding activity and in those markets considered to be unattended.

          Financial Results for the Fourth Quarter of 2005

          Revenues increased 46.2% in the fourth quarter of 2005 to Ps.3,133 million from Ps.2,142 million in the same period of 2004. This result is primarily due to the 45.0% increase in the number of middle-income homes sold in the quarter, as well as the 51.4% increase in the number of affordable entry-level homes sold, attributable in part to the acquisition of Beta. As a percentage of total revenues, affordable entry-level represented 68.5% in the fourth quarter of 2005 versus 72.4% in the same period of 2004. Middle-income revenues, as a percentage of total revenues increased to 30.7% in the fourth quarter of 2005 compared to 26.2% in the same period of 2004.  When compared to the third quarter of 2005, middle-income revenues more than doubled as a percentage of total revenues in the fourth quarter of 2005.

          Gross profit for the quarter increased 53.0% to Ps.964 million from Ps.630 million in the same quarter of 2004. Homex generated a gross margin of 30.8% in the fourth quarter of 2005 compared to 29.4% in the same period of last year. Costs, as a percentage of revenues, decreased to 69.2% in the fourth quarter of 2005 from 70.6% in the same period of previous year, as the Company successfully completed the IT integration of Beta and started to realize the benefits of certain synergies, particularly in its negotiations with suppliers and the ongoing implementation of tighter controls on material use and procurement. In absolute terms, costs increased 43.4% to Ps.2,169 million in the fourth quarter of 2005 from Ps.1,512 million in the same quarter of 2004 as a result of the increase in home sales.

          Selling and administrative expenses (SG&A) as a percentage of revenues increased to 8.5% in the fourth quarter of 2005 from 6.4% in the same period of 2004.  The increase for the quarter was primarily due to the addition of Beta to the Company’s results, as well as higher aggregate sales commissions resulting from the growth in the number of homes sold, particularly in middle- income, the new administrative personnel required to support the Company’s expanding operations and the increase in training expenses for the sales force and branch managers. In absolute terms, SG&A increased to Ps.268 million compared to Ps.137 million in the fourth quarter of 2004.

          Operating income in the fourth quarter of 2005 increased 41.1% to Ps.697 million compared to Ps.494 million in the same period of 2004. Operating income as a percentage of revenues decreased slightly to 22.2% in the fourth quarter of 2005.

          Other income in the fourth quarter 2005 was Ps.1 million compared to Ps.726 thousand in the fourth quarter of 2004.  Other income mainly reflects VAT recovery in the period.

          Net comprehensive financing cost increased to Ps.216 million in the fourth quarter of 2005 compared to Ps.85 million in the year ago period. As a percentage of revenues, net comprehensive financing cost was 6.9% in the fourth quarter of 2005 compared with 4.0% in the same quarter of 2004.  Net interest expense increased to Ps.113 million in the quarter from Ps.27 million in the same quarter of 2004.  The year over year increase in net interest expense was driven by an increase in the Company’s debt levels, mainly reflecting borrowings under the credit facility entered into in connection with the acquisition of Beta, see “Liquidity.”  In the fourth quarter of 2005, the Company reported a foreign exchange loss of Ps.10 million compared to a foreign exchange gain of Ps.3 million in the fourth quarter of 2004, derived mainly from the appreciation of the Mexican peso-US dollar exchange rate in the fourth quarter of 2005.

          Taxes:  Income tax expense remained stable at Ps.144 million in the fourth quarter of 2005.  The effective tax rate for the fourth quarter of 2005 was 29.8%.

          Net income for the fourth quarter of 2005 reached Ps.337 million, representing a 26.5% increase over the Ps.266 million reported in the same period of 2004.  Earnings per share for the fourth quarter were Ps.1.00, as compared to Ps.0.85 in the fourth quarter of 2004.  The increase in net income for the fourth quarter of 2005 resulted mainly from the increase in operating income.

          EBITDA for the fourth quarter of 2005 rose to Ps.704 million, an increase of 42.0% from Ps.496 million recorded in the fourth quarter of 2004.

          Land reserve.  As of December 31, 2005, Homex’s land reserve was 27.4 million square meters that includes both, the titled land and land in process to be titled, equivalent to 153,493 homes, of which 124,322 are focused on the affordable entry-level and 29,171 on the middle-income segment.  The Company utilized approximately Ps.159 million to buy additional land during the quarter with internally generated cash, bank debt and cash on-hand. Consistent with Homex’s established land reserve policies, the Company continues to maintain sufficient land reserves for the construction of 2.5 years of sales.

          Liquidity:  On September 28, 2005, Homex completed the placement of US$250 million of its 7.5% Senior Guaranteed Notes due 2015. To reduce foreign exchange risks, the Company entered into a swap agreement for the principal of the Notes that resulted in a total interest rate of 10.4% in peso terms.

          As a result of the issuance of the Notes, the Company will not face significant debt principal payments over the next three years, having substituted short-term, higher-cost debt with long-term debt at very attractive terms.  Homex’s average maturity was extended from 2.5 to 8 years and the average cost of debt was reduced from 12.1% to 10.4%.  Homex leveraged its strong corporate governance, full SEC registration and NYSE listing to achieve better rates and tenor than any of it Mexican competitors.

          During the fourth quarter of 2005, the Company repaid, with a portion of the proceeds of the Notes, approximately Ps.950 million of short-term and medium term debt, including Ps.750 million of its commercial paper program.

          As of December 31, 2005, and following the issuance of the Notes, the Company repaid approximately Ps.2,758 million of short-term and medium term debt, including Beta’s bridge loans, a local structured bond issue, and commercial paper as well as a portion of the acquisition financing facility the Company obtained to pay for the cash portion of the Beta transaction.

          Homex had net debt of Ps.2,155 million as of December 31, 2005 compared to net debt of Ps.3 million in 2004 following the Company’s initial public offering that was completed in June 29, 2004. As of December 31, 2005, Homex had a Total Debt to Total Capitalization of 0.37x and a gross interest cover of 5.4x.

          Homex funded its cash needs for the fourth quarter of 2005, including land acquisitions, debt service and working capital requirements through a combination of cash flow from operations, commercial debt, a portion of the proceeds from the Senior Notes due 2015 and cash on hand.

          Accounts receivable: The days in accounts receivable increased to 199 days as of December 31, 2005 from 166 days in the same period of 2004. The increase in the accounts receivable is primarily attributable to the integration of Beta and the higher percentage of middle-income homes sold during the period, which take longer to construct.  As a percentage of sales, Homex reported total receivables of 55.2% of pro forma revenues for December 31 2005, representing an improvement over the 61.8% of the previous quarter calculated for the twelve months ended September 30, 2005.

          Having finished the successful integration with Beta, Homex expects to show future efficiencies in accounts receivable levels.

          The integration of Casas Beta: The Beta IT integration process was completed as planned on December 31, 2005.  The Homex’s internally developed IT backbone was fully operational in Tijuana, Monterrey and the State of Mexico.  In those three branches, the Construction Control IT platform, including among other elements material control, procurement, labor and critical path construction was fully customized to the tunnel form construction system utilized in Beta.  The Company believes this IT platform will bring additional benefits in future quarters, such as a reduction in the on-site inventory of building materials from approximately 30 days as of September 30, 2005 to 3.5 to 4.0 days in 2006, which is the average for most of Homex’s warehouses.  The next phase of the process is the continued improvement of Beta-related accounts receivable as well as continued savings related to material cost and inventory synergies.

          Negotiations with major national suppliers were completed as scheduled, while negotiations with other local suppliers continue. Major improvements are being achieved, particularly in the purchasing of steel bar, ready-mix concrete, cement and by the systemization of project infrastructure criteria, which has translated into approximately Ps.10 million of savings in 2005 as anticipated.  As of December 31, 2005, Beta’s incorporation into the supplier factoring discount program known as “Cadenas Productivas” was completed and is expected to result in approximately Ps.29 million in additional savings by the end of 2006. Total cost savings for 2006 are expected to be approximately Ps.260 million.

          Additional savings in selling and administrative expenses, including headcount reductions from overlapping functions, corporate marketing expenses and changes in the methodology used to calculate sales commissions are expected to result in savings of approximately Ps.94 million by the end of 2006.  Overall, Homex expects to obtain approximately 100 to 150 basis points of improved pro forma operating margin in 2006 from these synergies alone. The integration of Beta into Homex is already creating important synergies and is expected to result in further increase efficiencies, particularly in the delivery of homes and in the client loan qualification process.

          Homex is now one of the leading homebuilders in Mexico’s top four markets: Mexico City, Guadalajara, Monterrey and Tijuana and continues to have a leading position in the additional 22 cities where the Company operates.

          Business Highlights

          Mario Gonzalez Padilla was Appointed Chief Financial Officer

          On January 30, 2006, Mario Alberto Gonzalez Padilla was appointed Chief Financial Officer. Mr. Gonzalez, 47, had been Chief Financial Officer since 2003 of Consultores de Integracion de Sistemas (CIS), a Mexico City-based management consulting firm that advises Fortune 500 companies with operations in Latin America. Mr. Gonzalez has extensive financial and reporting experience with US listed companies like Panamerican Beverages, Inc., a New York Stock Exchange listed company and the primary Latin American Coca Cola bottler and distributor and Transportadora Maritima Mexicana. Mr. Gonzalez holds a master’s degree in Business Administration and Engineering Administration from George Washington University and a bachelor’s degree in Industrial Engineering from the Universidad Autonoma de Mexico.

          Secondary Equity Offering

          On January 24, 2006 the Company completed a successful secondary public offering by certain shareholders of approximately 40 million shares of its common stock, priced at the top of the range. The over-allotment was fully exercised, resulting in the sale of an additional 5.6 million common shares. The public float of the Company was increased to 46% of the total equity of Homex, positioning the stock as one of the more liquid instruments among Mexican companies listed in the US market. Citigroup acted as sole book-runner of this offering. Merrill Lynch & Co. and Morgan Stanley acted as co-managers on this offering.

          Exclusive Agreement with Mas Fondos

          On October 31, 2005 - Homex and the investment firm Mas Fondos signed an agreement to operate and market “Mas Vivienda”, a savings program that allows Homex’s potential customers to qualify for a mortgage credit. The agreement permits Homex’s clients to open a savings account administered by Mas Fondos, which helps the client to build a credit record and qualify for a mortgage credit under the Sociedad Hipotecaria Federal (SHF) called “Ahorrasif”.

          These programs are designed to broaden the range of options available to potential homebuyers by giving those applicants without a credit history the opportunity to demonstrate a disciplined ability to make regular payments, in this case, to a savings account. The non-salaried workers or those who don’t receive a regular salary stand to benefit the most from this program, as do those simply looking to improve their credit records.

          Aid for Victims of Hurricane Stan

          On November 21, 2005, Homex collected and delivered, through the Red Cross, 20 tons of food, bottled water, clothing and medicine for victims of Hurricane Stan as part of its relief campaign called “Pro Ayuda para los Damnificados”. The commitment from 4,600 Homex employees and through media efforts, in each of the cities where the Company’s 26 branches are located, resulted in a positive and strong response from everyone.  As a result of the careful site selection and development that goes into all of Homex’s Successful Communities, the Company was able to quickly resume building and delivering houses in Tapachula and Veracruz, two cities affected by the hurricane where Homex has a presence.

          Doubly Recognized for Social Responsibility Practices

          On November 25, 2005, Homex received two awards for its Social Responsibility practices. The Company was recognized by the Mexican Confederation of Industrialists (CONCAMIN) with an Ethics and Values in Industry award for the category of Best Social Responsibility Practices. It was also designated by the Philanthropic Center of Mexico (CEMEFI) as a Socially Responsible Enterprise.  The President of Mexico, Vicente Fox, presented the award to Homex during CONCAMIN’s annual meeting held in Mexico City. Homex was also recognized by the CEMEFI with the SER (Socially Responsible Enterprise) designation, which it grants to companies with the best Social Responsibility practices.

          Gender Equity Recognition

          On December 15, 2005, Homex was recognized for its commitment to women and workplace equality. The Company received certification for its practices following implementation of the Gender Equity Model (MEG-2003). The Certification was given on behalf of the Federal Government by the National Women’s Institute of Mexico.

          Operating Results for the Twelve-month Period ended December 31, 2005

          The presentation of Homex results of operations in this press release includes the consolidated financial results of Controladora Casas Beta, S.A. de C.V. (Beta) from the date of the acquisition of Beta effective July 1, 2005.  The Company’s period-to-period financial results are not directly comparable as a result of the inclusion of Beta’s results of operations as of July 1, 2005.

          Sales volumes for the full year 2005 totaled 31,759 homes, a 50.9% increase from the 21,053 units sold during 2004. Affordable entry-level volumes increased by 47.3% in 2005 when compared to 2004. Middle-income volume increased 86% in 2005, compared to 2004.  Middle-income volume as a percentage of total volume increased to 11.2% from 9.1% in 2004.

          Mortgage financing: The Company continued to diversify the source of mortgage financing during 2005.

Mortgage Financing by Segment

Number of Mortgages Financing Source	2005	% of Total	2004	% of Total

INFONAVIT	19,304	60.8%	9,320	44.3%
SHF & Banks	9,925	31.1%	10,733	51.0%
FOVISSSTE	2,530	8.0%	1,000	4.8%
Total	31,759	100%	21,053	100%

          During the twelve-month period ended December 31, 2005, much of the Company’s affordable entry-level efforts focused on mortgages provided by INFONAVIT, which represented 60.8% of the total mortgages granted to Homex customers during the year.

          Financial Results for the Twelve-month Period ended December 31, 2005

          Revenues for the full year 2005, increased 56.1% to Ps.8,571 million from Ps.5,491 million in 2004. As a percentage of total revenues, in the twelve- month period ended December 31, 2005, affordable entry-level represented 74.5% compared to 78.2% in the same period of 2004. Middle-income represented 22.2% of total revenues during 2005 compared to 20.9% in 2004.

          Gross profit for the twelve months ended December 31, 2005 increased 60.5% to Ps.2,677 million from Ps.1,668 million in 2004.  As a percentage of total revenues, gross profit increased to 31.2% in 2005 from 30.4% in 2004.

          Selling and administrative expenses (SG&A) increased to Ps.772 million in 2005 compared to Ps.448 million in 2004. As a percentage of revenues, SG&A increased to 9.0% in 2005, compared to 8.2% in 2004.  The increase in the amount of SG&A for 2005 was primarily due to the addition of Beta, as well as higher aggregate sales commissions resulting from the growth in the number of homes sold, particularly in middle-income, the new administrative personnel required to support the Company’s expanding operations and the increase in training expense for the sales force and branch managers.

          Operating income increased by 56.2% to Ps.1,906 million in 2005 compared to Ps.1,220 million 2004. In spite of the integration of Beta into the Company’s operations, operating income as a percentage of revenues remained stable at 22.2% in 2005.

          Other income by year end 2005 was Ps.21.6 million compared to Ps. 44.5 million in the twelve-month period ended December 31, 2004.

          Net comprehensive financing cost increased 156.8% to Ps.424 million in 2005 from Ps.165 million in 2004. As a percentage of revenues, net comprehensive financing cost was 4.9% in the twelve-month period ended December 31, 2005 compared with 3.0% during 2004.  Net interest expense increased to Ps.316 million during 2005 from Ps.88 million in 2004. The year over year increase in net interest expense was driven by an increase in the Company’s debt level, mainly reflecting Beta’s existing debt, the Homex commercial paper program and the acquisition facility.

          Taxes:  Income Tax Expense increased from Ps.360 million in 2004 to Ps.463 million in the twelve-month period through December 31, 2005. The effective tax rate for 2005 was 30.8%.

          Net income for the year reached Ps.1,041 million, representing a 40.8% increase over the Ps.740 million reported in the same period of 2004. The increase in net income for 2005 also resulted from the increase in operating income.  Earnings per share for full year 2005 were Ps.3.26, as compared to Ps.2.59 in 2004.

          EBITDA for 2005 rose to Ps.1,983 million, an increase of 53.8% from Ps.1,289 million recorded in the same period of 2004 mainly driven by higher sales and operating income.

Reconciliation of net income (loss) to EBITDA derived from our Mexican GAAP financial information
(Thousands of constant pesos as of December 31, 2005)

	Twelve months ended 2005	December 31, 2005. 2004

Net Income (loss)	$1,048,310	$730,228
Depreciation	55,893	25,053
Net Comprehensive Financing Cost	423,596	164,946
Income Tax Expense	462,875	359,752
Minority Interest	-7,302	9,368
EBITDA	$1,983,372	$1,289,346

          About Homex

          Desarrolladora Homex, S.A. de C.V. (NYSE: HXM; BMV: HOMEX) is a leading, vertically-integrated home development company focused on affordable entry- level and middle-income housing in Mexico.  It is one of the most geographically diverse homebuilders in the country.  Homex has a leading position in the top four markets in Mexico and is the largest homebuilder in Mexico, based on the number of homes sold and net income.

          For additional corporate information, please visit the Company’s web site at: http://www.homex.com.mx

          Desarrolladora Homex, S.A. de C.V. quarterly reports and all other written materials may from time to time contain statements about expected future events and financial results that are forward-looking and subject to risks and uncertainties. Forward-looking statements involve inherent risks and uncertainties.  We caution you that a number of important factors can cause actual results to differ materially from the plans, objectives, expectations, estimates and intentions expressed in such forward-looking statements.  These factors include economic and political conditions and government policies in Mexico or elsewhere, including changes in housing and mortgage policies, inflation rates, exchange rates, regulatory developments, customer demand and competition.  For those statements, the Company claims the protection of the safe harbor for forward-looking statements contained in the Private Securities Litigation Reform Act of 1995. Discussion of factors that may affect future results is contained in our filings with the Securities and Exchange Commission.

          Attached are the unaudited Consolidated Financial Information Data of Desarrolladora Homex, S.A. de C.V. for the three-month and twelve-month periods ended December 31, 2005 and 2004, and the Consolidated Balance Sheet of Desarrolladora Homex, S.A. de C.V. as of December 31, 2005 and 2004.

DESARROLLADORA HOMEX CONSOLIDATED BALANCE SHEET
COMPARISON OF DECEMBER 31, 2005 WITH DECEMBER 31, 2004
(Figures in thousands of constant December 31, 2005 pesos)

	Dec-05		Dec-04		Change 05/04

ASSETS
CURRENT ASSETS
Cash and cash equivalents	$1,285,905	9.2%	593,758	8.5%	116.6%
Accounts receivable, net	5,422,362	38.8%	3,276,464	46.8%	65.5%
Inventories	5,395,345	38.6%	2,675,816	38.2%	101.6%
Other current assets	147,997	1.1%	107,707	1.5%	37.4%
Total current assets	12,251,608	87.7%	6,653,745	95.0%	84.1%
Property and equipment, net	455,124	3.3%	259,838	3.7%	75.2%
Goodwill	1,160,198	8.3%	—	0.0%	—
Other assets	106,148	0.8%	87,459	1.2%	21.4%
TOTAL	$13,973,078	100.0%	$7,001,043	100.0%	99.6%
LIABILITIES AND STOCKHOLDERS’ EQUITY
CURRENT LIABILITIES
Notes payable to financial institutions	91,937	0.7%	410,384	5.9%	-77.6%
Accounts payable	2,986,248	21.4%	1,714,376	24.5%	74.2%
Advances from customers	204,553	1.5%	61,803	0.9%	231.0%
Taxes payable	124,118	0.9%	70,938	1.0%	75.0%
Total current liabilities	3,406,856		2,257,501
Long-term notes payable to financial institutions	3,348,966	24.0%	186,233
DEFERRED INCOME TAXES	1,403,060	10.0%	654,419	9.3%	114.4%
Total liabilities	8,158,881	58.4%	3,098,153	44.3%	163.3%
STOCKHOLDERS’ EQUITY
Common stock	489,059	3.5%	224,378	3.2%	118.0%
Additional paid-in capital	3,038,237	21.7%	2,303,130	32.9%	31.9%
Retained earnings	2,111,518	15.1%	1,148,991	16.4%	83.8%
Comprehensive Income	(36,314)	-0.3%	—	—	—
Excess in restated stockholders’ equity	321,074	2.3%	321,073	4.6%	0.0%
Cumulative initial effect of deferred income taxes	(146,184)	-1.0%	(146,185)	-2.1%	0.0%
Majority Stockholders’ Equity	5,777,390	41.3%	3,851,387	55.0%	50.0%
Minority interest	36,807	0.3%	51,502	0.7%	-28.5%
TOTAL STOCKHOLDERS’ EQUITY	5,814,197	41.6%	3,902,890	55.7%	49.0%
TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	$13,973,078	100.0%	$7,001,043	100.0%	99.6%

DESARROLLADORA HOMEX CONSOLIDATED INCOME STATEMENT
COMPARISON OF THIRD QUARTER 2005 WITH THIRD QUARTER 2004
(Figures in thousands of constant December 31, 2005 pesos)

	4Q05		4Q04		Change 4Q05/4Q04

REVENUES
Affordable-entry level revenue	$2,092,187	66.8%	1,559,166	72.8%	34.2%
Middle income housing revenue	962,808	30.7%	562,080	26.2%	71.3%
Other revenues	78,265	2.5%	21,230	1.0%	268.7%
TOTAL REVENUES	3,133,260	100.0%	2,142,476	100.0%	46.2%
COSTS	2,168,858	69.2%	1,512,065	70.6%	43.4%
GROSS PROFIT	964,403	30.8%	630,411	29.4%	53.0%
SELLING AND ADMINISTRATIVE EXPENSES	267,701	8.5%	136,724	6.4%	95.8%
OPERATING INCOME	696,702	22.2%	493,687	23.0%	41.1%
OTHER INCOME	1,029	0.0%	726	0.0%	41.7%
NET COMPREHENSIVE FINANCING COST
Interest expense and commissions	130,050	4.2%	42,837	2.0%	203.6%
Interest income	(16,587)		(15,464)	-0.7%	7.3%
Foreign exchange (gain) loss	10,244	0.3%	(3,301)	-0.2%	-410.3%
Monetary position loss	92,186	2.9%	61,396	2.9%	50.2%
	215,893	6.9%	85,468	4.0%	152.6%
INCOME BEFORE INCOME TAX AND EMPLOYEE STATUTORY PROFIT SHARING EXPENSE	481,838	15.4%	408,945	19.1%	17.8%
INCOME TAX EXPENSE	143,764	4.6%	143,650	6.7%	0.1%
NET INCOME	338,074	10.8%	265,295	12.4%	27.4%
MINORITY INTEREST	1,303	0.0%	-937	0.0%	—
NET INCOME	336,771	10.7%	266,232	12.4%	26.5%
Earnings per share	1.00		0.85
EBITDA	703,978	22.5%	495,882	23.1%	42.0%

DESARROLLADORA HOMEX CONSOLIDATED INCOME STATEMENT
COMPARISON OF TWELVE MONTHS 2005 WITH TWELVE MONTHS 2004
(Figures in thousands of constant December 31, 2005 pesos)

	2005 YTD		2004 YTD		Change 2005/2004

REVENUES
Affordable-entry level revenue	$6,388,766	74.5%	4,293,203	78.2%	48.8%
Middle income housing revenue	$1,900,043	22.2%	1,146,831	20.9%	65.7%
Other revenues	$282,558	3.3%	51,259	0.9%	451.2%
TOTAL REVENUES	8,571,368	100.0%	5,491,294	100.0%	56.1%
COSTS	5,894,018	68.8%	3,823,572	69.6%	54.1%
GROSS PROFIT	2,677,349	31.2%	1,667,722	30.4%	60.5%
SELLING AND ADMINISTRATIVE EXPENSES	771,507	9.0%	447,901	8.2%	72.2%
OPERATING INCOME	1,905,842	22.2%	1,219,820	22.2%	56.2%
OTHER INCOME	21,637	0.3%	44,473	0.8%	-51.3%
NET COMPREHENSIVE FINANCING COST
Interest expense and commissions	375,141	4.4%	136,633	2.5%	174.6%
Interest income	(58,780)	-0.7%	(48,348)	-0.9%	21.6%
Foreign exchange (gain) loss	3,903	0.0%	(7,354)	-0.1%	-153.1%
Monetary position loss	103,332	1.2%	84,015	1.5%	23.0%
	423,596	4.9%	164,946	3.0%	156.8%
INCOME BEFORE INCOME TAX AND EMPLOYEE STATUTORY PROFIT SHARING EXPENSE	1,503,883	17.5%	1,099,347	20.0%	36.8%
INCOME TAX EXPENSE	462,875	5.4%	359,752	6.6%	28.7%
NET INCOME	1,041,008	12.1%	739,595	13.5%	40.8%
MAJORITY INTEREST	1,048,310	12.2%	730,228	13.3%
MINORITY INTEREST	(7,302)	-0.1%	9,368	0.2%	—
NET INCOME	1,048,310	12.2%	730,228	13.3%	43.6%
Earnings per share	3.26		2.59	—	—
EBITDA	1,983,372	23.1%	1,289,347	23.5%	53.8%

SOURCE  Desarrolladora Homex
          -0-                                                            02/27/2006
          /CONTACT:  Investor, investor.relations@homex.com.mx, or Carlos J. Moctezuma, Head of Investor Relations,
+5266-7758-5838, cmoctezuma@homex.com.mx; or Allan Jordan of The Global Consulting Group, +1-646-284-9452, ajordan@hfgcg.com/
          /Web site:  http://www.homex.com.mx /